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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54050

Global Vision Holdings, Inc.

(Exact name of registrant as specified in its charter)

19200 Von Karman 6th Floor,

Irvine, CA 92612

Telephone: (949) 281-6438

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 196

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Vision Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 13, 2016	Global Vision Holdings, Inc.

	By:	/s/ Glen W. Carnes
	Name	Glen W. Carnes
	Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

This Form 15 Amendment is being filed solely to correct the name of the Title of Class of Securities covered by this Form as we inadvertently did not indicate “Class B Common Stock” in the original title, as the Class B Common Stock, par value $0.001 per share, covered by this Form.